ALTISOURCE RESIDENTIAL CORPORATION

c/o Altisource Asset Management Corporation

402 Strand Street

Frederiksted, United States Virgin Islands 00840-3531

September 23, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Tom Kluck

Re:	Altisource Residential Corporation

Registration Statement on Form S-11            (File No. 333-190205)

Ladies and Gentlemen:

We refer to the registration statement on Form S-11 (File No. 333-190205) (the “Registration Statement”) of Altisource Residential Corporation (the “Company”), relating to its registration of common stock, par value $0.01 per share.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 p.m. (Eastern time) on Wednesday, September 25, 2013, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1.	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ALTISOURCE RESIDENTIAL CORPORATION

By:	/s/ Kenneth D. Najour
Name:	Kenneth D. Najour
Title:	Chief Financial Officer

cc:	Jennifer A. Bensch

Weil, Gotshal & Manges LLP

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